UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

eBizware Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

268271103
(CUSIP Number)

Choong Jeng Hew
c/o 57 Society International Limited
Unit B19, 9/F, Efficiency House, 35 Tai Yau Street
San Po Kong, Kowloon, Hong Kong
852-6194 4999
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268271103

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
57 Society International Limited (1)

2. Check the Appropriate Box if a Member of a Group
(a) .
(b) X .

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
.
6. Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,000,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
.
13. Percent of Class Represented by Amount in Row (11)
94.7%*
14. Type of Reporting Person
OO

(1) 57 Society International Limited is the direct beneficial owner of these shares of Common Stock.

*This percentage is calculated based on 5,280,000 shares of Common Stock which were issued and outstanding as of June 30, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016.

CUSIP No. 268271103

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Choong Jeng Hew (2)

2. Check the Appropriate Box if a Member of a Group
(a) .
(b) X .

3. SEC Use Only
4. Source of Funds
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
.
6. Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
5,000,000

9. Sole Dispositive Power
0

10. Shared Dispositive Power
5,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
.
13. Percent of Class Represented by Amount in Row (11)
94.7%*
14. Type of Reporting Person
I

(2) Choong Jeng Hew owns and controls 57 Society International Limited and, therefore, is the indirect beneficial owner of the Common Stock directly held by 57 Society International Limited.

*This percentage is calculated based on 5,280,000 shares of Common Stock which were issued and outstanding as of June 30, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016.

Item 1. Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value (“Common Stock”), of eBizware, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Unit B19, 9/F, Efficiency House, 35 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

Item 2. Identity and Background

(a) This statement is filed by 57 Society International Limited (“57 Society”) and Choong Jeng Hew (“Hew”) (collectively, the “Reporting Persons”).

(b) The address of 57 Society is Unit B19, 9/F, Efficiency House, 35 Tai Yau Street, San Po Kong, Kowloon, Hong Kong. The address of Hew is c/o eBizware, Inc., Unit B19, 9/F, Efficiency House, 35 Tai Yau Street, San Po Kong, Kowloon, Hong Kong.

(c) 57 Society International Limited is an investment holding company and is the direct beneficial owner of the Common stock reported herein. Hew is the Chief Executive Officer, President and sole director of the Issuer and owns and controls 57 Society International Limited.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hew is a citizen of Hong Kong Special Administrative Region, the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

5,000,000 shares (“Shares”) of Common Stock were purchased by 57 Society with working capital for an aggregate purchase price equal to US$321,000 (at a price per share of US$0.0642).  Hew, an officer and sole director of Issuer, owns and controls 57 Society.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes and to gain control of the Issuer.  Depending on market conditions and other factors, any of the Reporting Persons may acquire additional securities of the Issuer as each deems appropriate, whether on the open market or in privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Persons also reserve the right to dispose of some or all of the shares they own in privately negotiated transactions with third parties or otherwise.

The Shares were purchased in accordance with the terms and conditions of a Share Purchase Agreement, dated August 5, 2016 (the “Purchase Agreement”), by and between 57 Society, as the buyer, and Mark W. DeFoor (“DeFoor”), as the seller, pursuant to which Hew was appointed to serve as Chief Executive Officer, President and sole director of the Issuer.  The acquisition closed on August 12, 2016.  DeFoor, the sole officer and sole director of the Issuer prior to the closing of the transactions contemplated by the Purchase Agreement, resigned in accordance with the terms and conditions of the Purchase Agreement.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of August 12, 2016, 57 Society directly beneficially owns (and Hew indirectly beneficially owns through 57 Society) 5,000,000 shares of Common Stock of the Issuer, representing approximately 94.7% of the issued and outstanding Common Stock. This percentage is calculated based on 5,280,000 shares of Common Stock which were issued and outstanding as of June 30, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016.

(b)	Sole power to vote:	0
	Shared power to vote:	5,000,000
	Sole power to dispose:	0
	Shared power to dispose:	5,000,000

(c) Pursuant to the terms and conditions of the Purchase Agreement, 57 Society acquired 5,000,000 shares of Common Stock from DeFoor (the former sole officer and director of the Issuer) for US$321,000 (at a price per share of US$0.0642).  The transaction closed on August 12, 2016.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure in Items 3, 4 and 5 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

The Shares were acquired by 57 Society from DeFoor in accordance with the terms and conditions of the Purchase Agreement.

 Other than as set forth above, the Reporting Persons (i) hold no options to purchase shares of common stock, (ii) have no interest in any other securities of the Issuer, and (iii) are not parties to agreements in which they shall receive additional securities of the Issuer.

Other than as set forth above, none of the Reporting Persons have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Reporting Persons has pledged securities of the Issuer nor are the securities of the Issuer held by any of the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Document

99.1*	Joint Filing Agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by and among Reporting Persons.

99.2

Share Purchase Agreement, dated August 5, 2016, between 57 Society International Limited and Mark W. DeFoor (incorporated herein by reference to Exhibit 10.1 to eBizware, Inc.’s Form 8-K filed with the SEC on August 18, 2016)

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 21, 2016

57 SOCIETY INTERNATIONAL LIMITED

By: /s/ Choong Jeng Hew

Name:  Choong Jeng Hew

Title:  Chief Executive Officer

/s/ Choong Jeng Hew

Choong Jeng Hew

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on this Schedule 13D dated September 21, 2016, with respect to the common stock, par value of $0.0001 per share, of eBizware, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 21, 2016.

57 SOCIETY INTERNATIONAL LIMITED

By: /s/ Choong Jeng Hew

Name:  Choong Jeng Hew

Title:  Chief Executive Officer

/s/ Choong Jeng Hew

Choong Jeng Hew